UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                             DRIVERSSHIELD.COM CORP.
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                                (Name of Issuer)


                          Common Stock, $0.15 par value
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                         (Title of Class of Securities)


                                  262 094 10 5
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                                 (CUSIP Number)

                              Mr. Anthony Kirincic
                              Kirlin Holding Corp.
                        6901 Jericho Turnpike, Suite 220
                             Syosset, New York 11791
                           Telephone: (516 ) 393-2500
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                December 27, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  262 094 10 5                                Page 2 of 9 Pages
-----------------------------                    ----------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Kirlin Holding Corp.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
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3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   WC-- See Item 3
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                            |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
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                            7        SOLE VOTING POWER

                                       0 Shares
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                    138,242 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       0 Shares
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                       138,242 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   138,242 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            |X|
                   See Item 5
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.3%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
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

                                  SCHEDULE 13D

CUSIP No.  262 094 10 5                             Page 3 of 9 Pages
-----------------------------                   -------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Anthony J. Kirincic
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF-- See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                            7        SOLE VOTING POWER

                                          63,750 Shares
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                       0 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                          63,750 Shares
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          0 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   63,750 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            |X|
                   See Item 5
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   .6%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  262 094 10 5                            Page 4 of 9 Pages
-------------------------------                  ------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   David Lindner
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF-- See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                        63,750 Shares
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                       0 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                          63,750 Shares
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          0 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   63,750 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            |X|
                   See Item 5
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   .6%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
-------------------------------------------------------------------------------

                                                               Page 5 of 9 Pages

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $0.15 par value, ("Common Stock") of Driversshield.com Corp. ("Issuer"), a New York corporation, whose principal executive offices are located at 51 Bethpage Road, Plainview, New York 11803. The percentage of beneficial ownership in this statement is based upon 10,521,988 shares of Common Stock outstanding as of November 10, 2000, which number is based on information obtained from Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2000.

     This amendment is being filed to correct Amendment No. 3 to add a second paragraph to Item 5(c) which was inadvertently omitted from Amendment No. 3.

Item 2.  Identity and Background

     (a) This statement is filed on behalf of (i) Kirlin Holding Corp. ("Kirlin Holding"), (ii) Anthony Kirincic and (iii) David Lindner.

     (b) The principal office of Kirlin Holding is 6901 Jericho Turnpike, Syosset, New York 11791. The business address of each of Messrs. Kirincic and Lindner is 6901 Jericho Turnpike, Syosset, New York 11791. Page 2 of 9 Pages

     (c) Kirlin Holding is a holding company engaged in securities brokerage and trading and investment and merchant banking primarily through Kirlin Securities, Inc. ("Kirlin Securities"), its principal operating subsidiary. Anthony Kirincic is the President, Chief Financial Officer and a director of Kirlin Holding and Chief Financial Officer and a director of Kirlin Securities. David Lindner is the Chairman and Chief Executive Officer of both Kirlin Holding and Kirlin Securities. The only other directors of Kirlin Holding are Edward J. Casey and Harold Paul, each of whom is a director of Kirlin Holding. Mr. Casey is a practicing attorney with McClintock Weston Benshoof Rochefort Rubalcava & MacCuish, 444 South Flower Street, Los Angeles, California 90071. Mr. Paul is a practicing attorney with Paul & Rosen LLP, 420 Lexington Avenue, New York, New York 10170.

     (d) During the last five years, none of the Reporting Persons or directors identified in Item 2(c) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or directors identified in Item 2(c) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it or him enjoining it or him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 6 of 9 Pages

     (f) Kirlin Holding is a Delaware corporation. Each of Messrs. Kirincic, Lindner, Casey and Paul are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of the Issuer

         (a) Kirlin Holding beneficially owns 138,242 shares of Common Stock (or 1.3% of the Issuer's outstanding Common Stock), all of which shares of Common Stock are held by Kirlin Securities.

         Mr. Kirincic beneficially owns 63,750 of Common Stock (or .6% of the Issuer's outstanding Common Stock). Such amounts consists of a warrant to purchase 63,750 shares of Common Stock purchased in the Issuer's private offering in December 1997 ("December 1997 Warrant").

         Mr. Lindner beneficially owns 63,750 shares of Common Stock (or .6% of the Issuer's outstanding Common Stock). Such amount consists of a December 1997 Warrant to purchase 63,750 shares of Common Stock.

         Neither Mr. Casey or Mr. Paul, the only other directors of the Company, beneficially own any Common Stock of Issuer.

         (b) Kirlin Holding has the shared power to vote and dispose of the 138,242 shares of Common Stock described in (a) above, for which Kirlin Securities nominally has voting and dispositive power.

         Mr. Kirincic has the sole power to vote and dispose of the shares owned by him.

         Mr. Lindner has the sole power to vote and dispose of the shares owned by him.

         Anthony Kirincic is the President and a Director of Kirlin Holding and he beneficially owns 23.9% of the outstanding Common Stock of Kirlin Holding. David Lindner is the Chairman and Chief Executive Officer of Kirlin Holding and he beneficially owns 23.2% of the outstanding Common Stock of Kirlin

                                                               Page 7 of 9 Pages

Holding. Accordingly, although individually neither of Messrs. Kirincic or Lindner control Kirlin Holding, if they were to act together, they could control Kirlin Holding. If they act together to exercise control over Kirlin Holding they could be deemed to share voting and dispositive power over the shares owned directly by Kirlin Holding and Kirlin Securities, or an aggregate of 138,242 additional shares each. Accordingly, each of Messrs. Kirincic and Lindner would then be deemed to own 201,992 shares of Common Stock (1.9% of the Issuer's outstanding Common Stock). Both Messrs. Kirincic and Lindner disclaim beneficial ownership of the shares beneficially owned by Kirlin Holding or Kirlin Securities.

         (c) Kirlin Securities had a short position in its trading account as of December 27, 2000. Kirlin Securities, as a broker-dealer, engages in regular day-to-day trading relating to the maintenance of a secondary market for the Issuer's Common Stock. In connection with such regular trading activity, from the period commencing October 29, 2000 through December 27, 2000, Kirlin Securities purchased 895,490 shares of Common Stock of the Issuer at an average cost of $0.326 per share and sold 944,830 shares of Common Stock for an average price of $0.332 per share. Accordingly, at the end of such 60-day period, Kirlin Securities was a net seller of 49,340 shares.

          Kirlin Holding sold in the market, (1) 100,000 shares of Common Stock of the Issuer on November 29, 2000 at a price of $0.9374 per share; (2) 45,000 shares of Common Stock of the Issuer on December 19, 2000 at a price of $0.5198 per share; (3) 151,166 shares of Common Stock of Issuer on December 22, 2000 at a price of $0.4499 per share; and (4) 503,834 shares of Common Stock of Issuer at a price of $0.1250 per share.

         Except for these transactions, none of the Reporting Persons has engaged in any transactions of the Issuer's Common Stock during the 60 days ending on December 27, 2000.

         (d) Not applicable.

         (e) On August 17, 1999, Mr. Kirincic ceased to beneficially own more than 5% of the outstanding Common Stock of Issuer. On August 6, 1999, Mr. Lindner ceased to beneficially own more than 5% of the outstanding Common Stock of Issuer. On December 27, 2000, Kirlin Holding Corp. ceased to beneficially own more than 5% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        No change.

Item 7. Material to be Filed as Exhibits

        1.  Joint Filing Agreement*

        2. Form of Investment Banking Warrant (incorporated by reference from Exhibit 10.2 of the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 1995).*

--------

*Previously filed.

                                                              Page 8 of 9 Pages

         3.   Form of 1995 Offering Warrant (incorporated by reference from
              Exhibit 10.3 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1995).*

         4.   Form of December 1997 Warrant (incorporated by reference from
              Exhibit 10.18 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1997).*

                                                              Page 9 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001


                                           KIRLIN HOLDING CORP.


                                           By: /s/ Anthony J. Kirincic
                                               ------------------------------
                                                 Name:   Anthony J. Kirincic
                                                 Title:     President


                                                 /s/  Anthony J. Kirincic
                                                 ----------------------------
                                                 Anthony J. Kirincic


                                                 /s/ David O. Lindner
                                                 ----------------------------
                                                 David O. Lindner